AMARIN ANNOUNCES APPOINTMENT OF TOM MAHER AS GENERAL COUNSEL


LONDON, United Kingdom, November 2, 2005 -- Amarin Corporation plc (NASDAQ:
AMRN) today announces the appointment of Mr Tom Maher as General Counsel with effect from February 2006.

Mr Maher is currently a partner and Head of the Life Sciences Group at Matheson Ormsby Prentice ("MOP"), a leading Dublin law firm. At MOP, Mr Maher has acted as adviser to domestic and international pharmaceutical, biotechnology and medical technology companies and led innovative life sciences transactions. Prior to his appointment as a partner at MOP, Mr Maher was Vice President of Legal Affairs at Elan Corporation, plc. In 2002 and 2003, Mr Maher played a leading role at Elan in closing multiple transactions as part of the successful implementation of Elan's Recovery Plan. Mr Maher commenced his legal career as a corporate lawyer at A&L Goodbody, another leading Dublin law firm. Mr Maher has extensive experience in structuring and negotiating international and domestic transactions in the pharmaceutical and biotechnology industry and in general corporate and commercial law.

Rick Stewart, Chief Executive Officer of Amarin, commented "We are delighted that Tom is joining Amarin. His skills and experience will aid the achievement of our overall corporate objectives."

Contact:
Amarin Corporation plc                          +44 (0) 207 907 2442
Rick Stewart                                    Chief Executive Officer
Alan Cooke                                      Chief Financial Officer
investor.relations@amarincorp.com

Powerscourt                                     +44 (0) 207 236 5615
Rory Godson/Victoria Brough

About Amarin Corporation
Amarin Corporation plc is a neuroscience company focused on the research, development and commercialization of novel drugs for the treatment of central nervous system disorders. Miraxion, Amarin's lead development compound, is in phase III development for Huntington's disease and in phase II development for depression.

For press releases and other corporate information, visit our website at http://www.amarincorp.com

DISCLOSURE NOTICE: The information contained in this document is as of November 2, 2005. Amarin assumes no obligation to update any forward-looking statements contained in this document as a result of new information or future events or developments.

This document contains forward-looking statements about Amarin's financial condition, results of operations, business prospects and products in research that involve substantial risks and uncertainties. You can identify these statements by the fact that they use words such as "will", "anticipate", "estimate", "project", "intend", "plan", "believe" and other words and terms of similar meaning in connection with any discussion of future operating or financial performance or events. Among the factors that could cause actual results to differ materially from those described or projected herein are the following: the success of Amarin's research and development activities; decisions by regulatory authorities regarding whether and when to approve Amarin's drug applications, as well as their decisions regarding labeling and other matters that could affect the commercial potential of Amarin's products; the speed with which regulatory authorizations, pricing approvals and product launches may be achieved; the success with which developed products may be commercialized; competitive developments affective Amarin's products under development; the effect of possible domestic and foreign legislation or regulatory action affecting, among other things, pharmaceutical pricing and reimbursement, including under Medicaid and Medicare in the United States, and involuntary approval of prescription medicines for over-the-counter use; Amarin's ability to protect its patents and other intellectual property; claims and concerns that may arise regarding the safety or efficacy of Amarin's product candidates; governmental laws and regulations affecting Amarin's operations, including those affecting taxation; Amarin's ability to maintain sufficient cash and other liquid resources to meet its operating requirements; general changes in U.K. and U.S. generally accepted accounting principles; growth in costs and expenses; and the impact of acquisitions, divestitures and other unusual items, including Amarin's ability to integrate its acquisition of Amarin Neuroscience Limited. A further list and description of these risks, uncertainties and other matters can be found in Amarin's Annual Report on Form 20-F for the fiscal year ended December 31, 2004, and in its Reports of Foreign Issuer on Form 6-K filed with the SEC.